February 20, 2009

Mr. J. Allen Berryman
Chief Financial Officer
Stewart Information Services Corporation
1980 Post Oak Blvd.,
Houston, Texas   77056

Re: **Stewart Information Services Corporation**
        Form 10-K for the Year Ended December 31, 2007
        Form 10-Q for the Quarterly Period Ended September 30, 2008
        File No. 001-02658

Dear Mr. Berryman:

        We have reviewed your January 16, 2009 response to our December 4, 2008 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2007

<u>Item 1. Business</u>

1.   Please refer to your response to comment one. The National Association of Insurance Commissioners, NAIC's Property and Casualty Insurance Committee monitors the regulatory issues associated with P&C insurance products. The Committee has four task forces that report to it and has appointed eight working groups. Monitoring issues related to the delivery of title insurance products is within the scope of one of these working groups, the Title Insurance Issues Working Group. Nevertheless, you assert that "preparation and disclosure of 10-year tables is impractical and would not be meaningful to investors based on our loss reserve methodology as discussed further in this letter and in our disclosures in our Form 10-K." Please provide us your analysis demonstrating why this is the case.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Critical Accounting Estimates, page 14

Title Loss Reserves, page 14

2.   Please refer to your response to comment two. Please revise your disclosure to:
   - Briefly describe the actuarially-based calculations used by management to assess the overall reasonableness of your reserve estimation as well as the "other actuarially-based calculations;"
   - Explain what you do when management's actuarially-based calculations differ from the ending reserve balance.
   - Indicate the nature of the input from third party actuaries that you obtain.
   - To quantify the "range of our other actuarially-based reserve calculations and the actuary's point estimate" including the high and low ends. Describe the factors considered in determining the range.

*   *   *   *

        Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

            You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                        Sincerely,

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant